Exhibit 99.1

Senstar Technologies Reports
 Second Quarter 2021 Financial Results

YEHUD, ISRAEL, August 12, 2021 – Senstar Technologies Ltd. (legal name: Magal Security Systems Ltd.) (NASDAQ: MAGS) today announced its financial results for the three and six months ended June 30, 2021. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

SECOND QUARTER 2021 BUSINESS HIGHLIGHTS:

•	Awarded a multi-million dollar contract for Perimeter Security at a major Asian airport; Bookings increased sequentially across all regions.

•	Completed the sale of the Integrated Solutions division to Aeronautics Ltd. for $35 million, subject to post-closing working capital and other customary adjustments.

•	Pristine balance sheet with cash of $50.5 million, or $2.18 per share, and zero debt as of June 30.

•	Court approval for a distribution of up to $40 million received.

Mr. Dror Sharon, Chief Executive Officer of Senstar Technologies, said, "In the second quarter, Senstar delivered 30% annual revenue growth, along with a 270 basis point improvement in gross margin, which resulted in income from continuing operations increasing by 35% to $0.7 million, and EBITDA from continuing operations increasing by 95% to $2.5 million. The strength of our performance this quarter validates our growth strategy. We are now singularly focused on developing Senstar's highly scalable business model, having completed the divestiture of the Integrated Solution division on June 30, 2021. In the second quarter we grew revenue in each of our four key verticals, Energy, Corrections, Logistics, and Critical Infrastructure. We are reaping the benefits of our R&D investment and will launch new products and software in the second half of 2021. Our sales processes are working more effectively, and we have seen our pipeline grow in all regions, with increased bookings year over year. Our sound balance sheet gives us the latitude to acquire innovative technology and essential expertise that will support our brand leadership. We anticipate continued revenue growth and maintaining high profitability for the remainder of 2021."

SECOND QUARTER 2021 RESULTS*

•	Revenue up 30.9% to $10.1 million.

•	Gross margin improved by 270 basis points to 69.8%.

•	Operating income more than doubled to $2.2 million.

•	Income from continuing operations rose 35% to $0.7 million.

•	EBITDA from continuing operations up nearly 95% to $2.5 million.

* The second quarter results from continuing operations exclude the results of the Magal Integrated Solutions Division, whose sale to Aeronautics Ltd. was completed on June 30, 2021. In addition, the revenue from continuing operations excludes sales from Senstar to the Magal Integrated Solutions division, which is considered a related party for this period. Integrated Solutions division results are reported hereunder as part of the income from discontinued operations.

Revenue for the second quarter of 2021 was $10.1 million, an increase of 30.9% compared with $7.7 million in the second quarter of 2020. The increase in second quarter revenue was primarily due to increased demand in all verticals,  mainly with respect to critical infrastructures.

Second quarter gross margin was 69.8% of revenue versus 67.1% last year. The increase in gross margin was primarily due to increased sales and a shift in sales mix towards higher margin products.

Operating expenses were $4.8 million, an increase of 16.1% compared to the prior year's second quarter operating expenses of $4.2 million. The increase in operating expenses is attributable to continued investment in research and development and increased activity related to sales and marketing events.

Operating income for the second quarter was $2.2 million compared to $1.0 million in the year-ago period.

Financial expense was ($222,000) compared to ($522,000) in the second quarter last year. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income.

Income from continuing operations was $0.7 million in the second quarter of 2021 compared to $0.5 million in the year ago quarter.

Net income attributable to shareholders in the quarter was $11.8 million or $0.51 per share versus $153,000 or $0.01 per share in the second quarter of last year. The reported net income includes $11.1 million in income from discontinued operations (Integrated Solutions division) versus a net loss of ($412,000) in the same period last year.

EBITDA from continuing operations for the second quarter was $2.5 million versus $1.3 million in the second quarter of 2020.

Cash and cash equivalents and restricted cash and deposits related to continuing operations as of June 30, 2021, was $50.5 million, or $2.18 per share, compared with cash and cash equivalents and restricted cash and deposits related to continuing operations of $24.5 million, or $1.06 per share, at December 31, 2020.

EARNINGS CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, AUGUST 12, 2021. The call will begin promptly at 10 a.m. Eastern Time, 5 p.m. Israel Time, 3 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences.

To participate, please call one of the following teleconferencing numbers and the conference ID number 13721723:

•	US: 1-877-407-9716

•	Israel: 1-809-406-247

•	UK: 0-800-756-3429

•	International: 1-201-493-6779

The conference call will also be webcast live at:  http://public.viavid.com/index.php?id=145837.

A replay link of the call will be available at senstartechnologies.com on August 12, 2021, after 1 p.m. Eastern time through August 26, 2021, at 11:59 p.m. Eastern time.

Replay Dial-in Numbers:

•	Toll Free: 1-844-512-2921

•	Toll/International: 1-412-317-6671

•	Replay Pin Number: 13721723

About Senstar Technologies

Senstar Technologies (historically known as Magal Security Systems) is a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as site management. Over the past 45 years, Senstar Technologies has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries under some of the most challenging conditions. On June 30, 2021, Senstar Technologies completed the sale of its project division for approximately $35 million. Senstar Technologies is now focused entirely on security products, both software and hardware, and product-based solutions, with a highly visible and scalable business model through its Senstar brand.

Senstar is a global leader in innovative perimeter intrusion detection systems (PIDS) and intelligent video management (VMS) with advanced video analytics and access control, offering a comprehensive suite of innovative, intelligent, integrated security technologies. Senstar offers a comprehensive suite of proven, integrated technologies that reduce complexity, improve performance and unify support. Senstar, which products are found in thousands of sites including critical infrastructure, logistics, corrections and energy, has been protecting high risk assets for more than 40 years. For more information, visit the Company's website at www.senstar.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: diane.hill@senstar.com Web: www.senstartechnologies.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

* Tables to follow *

SENSTAR TECHNOLOGIES
(LEGAL NAME: MAGAL SECURITY SYSTEMS LTD.)
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% change	2021	2020	% change
Revenue	10,102	7,717	31	16,642	15,341	8
Cost of revenue	3,047	2,536	20	5,525	5,216	6

Gross profit	7,055	5,181	36	11,117	10,125	10
Operating expenses:
Research and development, net	976	877	11	1,983	2,090	(5)
Selling and marketing	2,448	1,910	28	4,581	4,454	3
General and administrative	1,405	1,371	2	3,008	2,772	9
Total operating expenses	4,829	4,158	16	9,572	9,316	3

Operating income	2,226	1,023		1,545	809
Financial income (expenses), net	(222)	(522)		(203)	222

Income (loss) before income taxes	2,004	501		1,342	1,031

Taxes on income	1,335	6		1,405	62

Income (loss) from continuing operations	669	495		(63)	969
Income (loss) from discontinued operations, net	11,119	(412)		9,882	(377)

Net income (loss)	11,788	83		9,819	592

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	(21)	(70)		-	-

Net income (loss) attributable to Magal’s shareholders	11,809	153		9,819	592

Basic and diluted net income (loss) per share from continuing operations	$0.03	$0.02		$0.00	$0.04
Basic and diluted net income (loss) per share from discontinued operations, net	$0.48	$(0.01)		$0.42	$(0.01)

Basic and diluted net income (loss) per share	$0.51	$0.01		$0.42	$0.03

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,163,985	23,153,985		23,163,985	23,153,985

SENSTAR TECHNOLOGIES
(LEGAL NAME: MAGAL SECURITY SYSTEMS LTD.)
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021%	2020%	2021%	2020%

Gross margin	69.8	67.1	66.8	66.0
Research and development, net as a % of revenues	9.7	11.4	11.9	13.6
Selling and marketing as a % of revenues	24.2	24.8	27.5	29.0
General and administrative as a % of revenues	13.9	17.8	18.1	18.1
Operating margin	22.0	13.3	9.3	5.3
Net margin from continuing operations	6.6	6.4	-	6.3

SENSTAR TECHNOLOGIES
(LEGAL NAME: MAGAL SECURITY SYSTEMS LTD.)
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

GAAP income (loss) from continuing operations	669	495	(63)	969
Less:
Financial income (expenses), net	(222)	(522)	(203)	222
Taxes on income	1,335	6	1,405	62
Depreciation and amortization	(316)	(283)	(628)	(577)
EBITDA from continuing operations	2,542	1,306	2,173	1,386

SENSTAR TECHNOLOGIES
(LEGAL NAME: MAGAL SECURITY SYSTEMS LTD.)
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2021	2020
CURRENT ASSETS:

Cash and cash equivalents	$50,469	$24,531
Restricted cash and deposits	15	10
Trade receivables, net	9,268	7,670
Unbilled accounts receivable	53	64
Other accounts receivable and prepaid expenses	11,001	899
Inventories	4,970	5,325

Total current assets	75,776	38,499

LONG TERM INVESTMENTS AND RECEIVABLES:

Deferred tax assets	1,606	1,671
Operating lease right-of-use assets	1,521	1,703

Total long-term investments and receivables	3,127	3,374

PROPERTY AND EQUIPMENT, NET	2,240	2,080

INTANGIBLE ASSETS, NET	2,625	2,979

GOODWILL	11,729	11,507

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	4,758	49,618

TOTAL ASSETS	$100,255	$108,057

SENSTAR TECHNOLOGIES
(LEGAL NAME: MAGAL SECURITY SYSTEMS LTD.)
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2021	2020

CURRENT LIABILITIES:

Trade payables	$1,871	$1,511
Customer advances	343	355
Deferred revenues	2,600	2,709
Other accounts payable and accrued expenses	6,065	6,164
Short-term operating lease liabilities	393	460

Total current liabilities	11,272	11,199

LONG-TERM LIABILITIES:
Deferred revenues	1,782	1,624
Deferred tax liabilities	714	676
Accrued severance pay	643	644
Long-term operating lease liabilities	1,205	1,335
Other long-term liabilities	273	285

Total long-term liabilities	4,617	4,564

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	5,332	25,196

SHAREHOLDERS' EQUITY

Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at June 30, 2021 and December 31, 2020; Issued and outstanding: 23,163,985 shares at June 30, 2021 and December 31, 2020	6,753	6,753
Additional paid-in capital	70,085	69,965
Accumulated other comprehensive loss	2,386	34
Foreign currency translation adjustments (stand-alone financial statements)	8,750	9,104
Accumulated deficit	(8,940)	(18,759)

Total shareholders' equity	79,034	67,097
Non-controlling interest	-	1

TOTAL SHAREHOLDERS' EQUITY	79,034	67,098

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$100,255	$108,057